August 9, 2005


Eric Rosenfeld
Managing Member
Crescendo Investments
10 East 53rd Street
35th Floor
New York, NY 10022

Re:  	Computer Horizons Corp.
	Preliminary Schedule 14A filed on August 8, 2005, as amended Filed by The Computer Horizons Full Value Committee
	File No. 0-07282

Dear Mr. Rosenfeld:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We refer you to prior comment 1 of our letter dated August 4, 2005. We note you have adopted and reiterated certain management statements including the "high margin" nature of the solutions business and "low margin" nature of the staffing business. In particular the statements attributed to management and taken from management press releases, management conference calls, and a power point presentation are used as support for the Committee`s views about the business prospects of Computer Horizons and terms of the proposed transaction with Analysts. Please confirm your understanding that in making these statements, all participants assume responsibility and liability for such material upon its republication in this Proxy Statement. We note the disclosure on pages 18 and 19 that expressly disclaims liability for certain reprinted information, and this disclaimer should be narrowed or eliminated.

2. Please ensure that the discussion of the business prospects of Computer Horizons is clear in identifying whether the views are those of the company`s management, the Committee or both. For example, in the first paragraph following the boxed text on page 5, you refer to an expectation concerning Chimes contribution as a principal growth engine for Computer Horizons and as strong bottom line contributor.

Is this expectation held by both management and by the Committee?

3. We refer you to comment 1 of letter dated August 4, 2005.
Please revise to disclose the public availability of the slide-show presentation discussed in your response 1(c). Further, please advise who prepared the presentation and in what context the presentation was prepared.

4. We refer you to prior comment 5.  Please revise to disclose
John J. Cassese as a participant in the solicitation. Alternatively, provide a substantive analysis why Mr. Cassese is not a participant in the solicitation. In support of your position, your response should provide a materially complete description of your discussions with Mr. Cassese. To the extent that disclosure of your interaction and discussions with Mr. Cassese would be required to provide a materially complete description of the background of your solicitation to those security holders considering the proposed merger transaction, please revise.

Proxy Statement Cover Page

5. We refer you to comment 7 of our letter dated August 4, 2005.
While we note your revised disclosure on page 19, please revise this page to reference the request for the special meeting and summarize the current status of the request.

Proposal No.1

Reasons to Vote Against the Proposed Merger, page 4

6. In the first full paragraph on page 5 you state that the change of control fees to Analysts` executives will be shouldered by Computer Horizons` shareholders. Please clarify the that current shareholders of Computer Horizons as well as the former Analyst holders who receive their Computer Horizons shares in the merger would share these costs in accordance with their proportionate interests.

We Believe the Exchange Ratio under the Proposed Merger Is Set Too
High, page 5

7. We note that you have "extracted" a table that discusses implied exchange ratios, however you do not refer to the full variety of valuation methods or the conclusions of the fairness opinion of Citigroup summarized in Computer Horizon`s Form S-4/A. Please revise to state clearly that this specific analysis is only one of several valuation techniques applied by Citigroup. Further, we note in the next section, you discuss a range of implied per share values of Computer Horizons. Please revise to disclose throughout your document that this determination was part of a discounted cash flow analysis and is only one of many valuation metrics.

We Believe the Combined, Direct Transaction Costs..., page 9

8. We refer you to comment 12 of our letter dated August 12, 2005. Please provide support and quantitative analysis for your determination that there were approximately $14.4 million in direct transaction costs including $7.1 million in change in control payments.

The Committee`s Request to Call a Special Meeting of Shareholders, page 19

9. You indicate that "the Committee has not yet finalized its slate of director nominees". Please clarify whether one or more of the planned nominees have been identified and discuss what must take place in order for the slate to be "finalized".

      If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact Jeffrey Werbitt at (202) 551-3456, me, at (202) 551-3266,
Mark Shuman, Branch Chief-Legal at, (202) 551-3462 or in his absence Barbara C. Jacobs, Assistant Director at, (202) 551-3730.

						Nicholas P. Panos



 						Special Counsel
						Office of Mergers & Acquisitions

cc:	Steve Wolosky, Esq
	Olshan Grundman Frome Rosenzweig & Wolosky LLP
	Park Avenue Tower
	65 East 55th Street
	New York, NY 10022
	Telephone: (212) 451-2300
	Facsimile:  (212) 451-2222